Mr Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

Re:	Xyratex Ltd.
Form 20-F for the Fiscal Year Ended November 30, 2009
Filed February 23, 2010
Form 6-K Filed July 15, 2010
File No. 000-50799

September 13, 2010

Dear Mr Gilmore

Thank you for your letter dated July 27, 2010 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Xyratex Ltd (“Xyratex”) Form 20-F for the year ended November 30, 2009 (the “2009 Form 20-F”) and the Xyratex Form 6-K filed July 15, 2010 (File Number 000-50799).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our response immediately following each numbered comment.

In light of the responses given below we believe that it will not be necessary to file an amendment of the 2009 Form 20-F.

Form 20-F for the Fiscal Year Ended November 30, 2009

Notes to Audited Consolidated Financial Statements

9. Income Taxes, page F-16

1.              We note the line item “Adjustment in respect of prior years” in your rate reconciliation on page F-18. Please tell us the nature of these adjustments and explain why it was appropriate to record prior year adjustments in the current year. Refer to any authoritative guidance you relied upon when determining your accounting.

We advise the Staff that the “Adjustments in respect of prior years” equates to differences of $3.6 million.

The following table sets out the constituents of the $3.6m:

$m
(a) Changes to transfer pricing arrangements for stock based compensation:
Current tax liability established	0.9
Deferred tax asset write-off	1.7
Total	2.6
(b) Research and development tax credits	0.8
(c) Other variances between the tax return and the estimate	0.2

(a) The most significant adjustment amounted to $2.6 million and resulted from a change to our transfer pricing arrangements for stock based compensation between our parent company and U.K. and U.S. based subsidiaries relating to recharging our U.K. subsidiary stock based compensation for U.S. employees. This change in transfer pricing arrangements in 2009 increased the profit recorded by the U.S. subsidiary and therefore increased the tax liability by $0.9 million. We also determined (in error) that the remaining deferred tax asset relating to stock based compensation of $1.7 million should not be recognized.

(b) The remaining amount primarily resulted from an additional tax liability of approximately $0.8 million arising from a recalculation of carried forward research and development credits. In 2009 the company commissioned a detailed study by highly specialised tax experts of its current and historical research and development tax credit claims. Following the early results from this study in July 2009, we determined that the historic base period used in the calculation of these claims should be changed. The resulting reduction in tax credit claims and therefore increase in tax liability was reflected in the 2008 U.S. tax return.

We determined that the tax balances were established based on the facts and circumstances at the time and that therefore the above adjustments were changes in accounting estimates after considering the guidance in ASC 250-10-45-17 and should not be accounted for by restating amounts reported in prior financial statements.

However, as part of the review process in preparing this response, our attention has been drawn to tax accounting guidance provided by the FASB’s FAS123R Resource Group in respect of deferred tax related to stock compensation. This guidance provides that the indirect effect of stock based compensation should not be considered for purposes of establishing the related deferred tax asset, such as inter-company ‘cost-plus’ transfer pricing arrangements. We have given detailed consideration to this and other accounting guidance in our specific circumstances and have concluded that we should have continued to recognise the $1.7 million deferred tax asset related to stock based compensation for 2008 and prior fiscal years and should also have recorded an additional asset of $1.0 million related to the 2009 expense.

Following our conclusion that there was a $2.7 million overstatement of both our 2009 tax provision and net loss for the 2009 fiscal year we have assessed the materiality of this misstatement in accordance with the guidance set out in SAB topics 1M and 1N. In addition to noting that the amount was below the materiality threshold we had established for 2009 we considered qualitative factors including those set out in SAB Topic 1M.

Following this analysis we have reached the conclusion that it was not probable that the judgment of a reasonable person relying on the company’s previously issued reports would have been changed or influenced by the errors. We therefore determined that the error was not material in our 2009 fiscal year. Further we have determined that the correction of the error in fiscal 2010 would not result in a material misstatement of the estimated income for the year or to the trend in earnings. As a result we intend to correct the error as an out of period adjustment in preparing our 2010 financial statements and our earnings release for our third fiscal quarter ended August 31, 2010. We would be happy to provide the memorandum supporting this assessment on a supplementary basis.

Form 6-K filed July 15, 2010

Notes to Unaudited Condensed Consolidated Financial Statements

4. Net earnings per share, page 18

2.                                      Clarify whether the holders of restricted stock units have non forfeitable rights to dividends or dividend equivalents. In this regard, tell is whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

We advise the Staff that the current holders of restricted stock units do not have any rights to dividends or dividend equivalents and that we do not consider these awards to be participating securities that should be included in the computation of earnings per share. We will clarify this in future Form 20-F filings.

Xyratex acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Forms 20-F and 6-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F or 6-K, and that Xyratex may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Please address any additional comments to the undersigned via facsimile on 011 44 2392 453654. If you have any questions regarding the foregoing, do not hesitate to contact Richard Pearce, Chief Financial Officer on 011 44 2392 496331.

Respectfully submitted,

Steve Barber

Chief Executive Officer

Xyratex Ltd